
March 14, 2023

Paul Alloway
General Counsel
Homology Medicines, Inc.
One Patriots Park
Bedford, Massachusetts 01730

      Re: Homology Medicines, Inc.
           Registration Statement on Form S-3
           Filed March 9, 2023
           File No. 333-270414

Dear Paul Alloway:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arzhang Navai at 202-551-4676 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Wesley Holmes